UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of November 2024
Commission File
Number: 001-38283

InflaRx N.V.

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F  ☐

INCORPORATION BY REFERENCE

On November 15, 2024, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Receives Positive CHMP Opinion for GOHIBIC® (Vilobelimab) for the Treatment of SARS-CoV-2-Induced Acute Respiratory Distress Syndrome”. The Company announced that the Committee for Medicinal Products for Human Use of the European Medicines Agency has adopted a positive opinion recommending marketing authorization of vilobelimab under exceptional circumstances for the treatment of adult patients with SARS-CoV-2-induced acute respiratory distress syndrome who are receiving systemic corticosteroids as part of standard of care and receiving invasive mechanical ventilation with or without extracorporeal membrane oxygenation.

A copy of the press release is attached hereto as Exhibit 99.1, which shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated November 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.
Date: November 15, 2024
	By:	/s/ Niels Riedemann
Name: Niels Riedemann
Title: Chief Executive Officer